

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2012

<u>Via E-mail</u>
James Vandeberg
Chief Financial Officer
Legend Oil and Gas, Ltd.
290 Lenox Avenue
New York, NY 10027

> **Re: Legend Oil and Gas, Ltd.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed January 11, 2012**
> **File No. 333-178176**
> **Amendment No. 2 to Current Report on Form 8-K**
> **Filed January 11, 2012**
> **Form 10-Q for the Quarterly Period Ended September 30, 2011**
> **Filed November 14, 2011**
> **File No. 0-49752**

Dear Mr. Vandeberg:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-3</u>

1. We remind you of prior comments 1-3 from our letter to you dated December 16, 2011.

Form 8-K, as amended January 11, 2012

Risk Factors, page 12

Our common stock is subject to penny stock rules, page 20

2. Please revise the subheading to the above-referenced risk factor so that, rather than merely stating a fact, you disclose the risk to the company or an investor.

Exhibit 99.3

3. We note you have filed a revised third party engineer report in response to our prior comment 11. This report does not fully comply with Item 1202(a)(8) of Regulation S-K. In addition, the definitions of reserves included in the report do not correspond to the definitions set forth under Rule 4-10(a) of Regulation S-X, which were updated as of January 1, 2010. Please discuss these points with your third party engineer, and obtain and file a report that complies with the aforementioned guidance.

Exhibit 99.4

4. Please tell us why the financial statements of International Sovereign Energy Corp. do not included the supplemental disclosures set forth in FASB ASC 932-235-50-2.

Exhibit 99.6

5. We note the additional disclosures you have included at Note 1(iv) of the pro forma financial statements in response to our prior comment 18. Please clarify what you mean when you state the additional shares issuable under the purchase agreement when combined with the shares issued on closing "will eventually be equivalent of $7,500,000." Specifically, tell us whether the terms of the agreement require you to issue shares valued at a fixed amount, and if so, please address the applicability of FASB ASC 480-10-25-14, which would require you to record an obligation of $7,500,000.

6. We note in response to prior comment 21 you now disclose the reserve quantities acquired from Sovereign and the standardized measure of future net cash flow related to these reserves at Note 3 to the pro forma financial statements. Please present this information as if the acquisition occurred on January 1, 2010. In addition, the disclosures should be presented in the level of detail and format prescribed in FASB ASC 932-235-50-3 through 50-11 with respect to oil and gas reserve quantities and FASB ASC 932-235 50-29 through 50-33 for the standardized measure of discounted future net cash flows. We understand that this information will relate to the reserves of Sovereign, as you did not report reserves until 2011.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Financial Statements

Note 5 – Stockholders' Equity, page 10

7. We note your response to prior comment nine, in which you state the convertible preferred stock is appropriately classified as equity, as you believe you are in control of achieving a listing on a market more senior than the OTC Bulletin Board on or before March 31, 2012. Further, we note you have been advised by the OTCQX that you meet the requirements for listing and upon application, which is in your control, you will be accepted. Please describe for us all correspondence you have had with the OTCQX to date. Within your response, identify how the OTCQX communicated to you that your listing application would be accepted upon receipt. In addition, please enumerate the listing requirements of the OTCQX, and explain how you have met or expect to meet each of the requirements prior to March 31, 2012, as well as how you plan to maintain the listing requirements upon acceptance.

8. Please explain how you concluded a listing on the OTCQX represents a "Senior Listing" per the terms of the arrangements governing the preferred stock issuance. Please support your conclusion by referencing specific sections of such arrangements.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, Norman von Holtzendorff, Staff Attorney, at (202) 551- 3237 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Timothy M. Woodland, Esq.
        Cairncross & Hempelmann, P.S.